1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No.8, Li-Hsin Rd. 6,
Hsin-chu Science Park
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ________.)

TSMC 2004 Third Quarter Report

20% Increase in Sequential EPS

Hsinchu, Taiwan, R.O.C., October 26, 2004 — Taiwan Semiconductor Manufacturing Company, Ltd. today announced revenue and net income for the quarter ended September 30, 2004. Third quarter revenue reached NT$69.74 billion while net income and fully diluted earnings per share came to NT$27.93 billion and NT$1.20 per share (US$0.18 per ADS unit), respectively.

On a sequential basis, third quarter results represent a 7.5% increase in revenue, a 19.3% increase in net income and a 19.5% increase in fully diluted EPS. Year-over-year comparison shows the increases in revenue, net income, and fully diluted EPS to be 27%, 84%, and 85%, respectively. All figures were prepared in accordance with R.O.C. GAAP on an unconsolidated basis.

The 7.5% increase in third quarter revenue mainly resulted from a 4.0% increase in wafer shipments and a 1.4% increase in wafer average selling price (ASP), further helped by a 1.8% weaker local currency to US dollar exchange rate. Gross margin for the third quarter rose to 46.1%, another significant increase sequentially from the previous quarter’s 43.4%, due to higher levels of wafer output, continuing improvement on 12-inch wafer yield, and a better product mix. Revenues from advanced process technologies (0.13-micron and below) reached 30 percent of total wafer sales. Net margin for the quarter rose to 40.1% from 36.1% in the previous quarter.

“Building upon five consecutive quarters of strong financial performance, TSMC has delivered another set of record-breaking financial results for both the top-line and the bottom-line,” said Lora Ho, VP and Chief Financial Officer of TSMC.

Ms. Ho also noted that there has been some near-term softening in customer demand. The Company’s fourth quarter revenues would decline slightly versus the third quarter of 2004.

# # #

TSMC’s 2004 third quarter results			(Unit: NT$million, except for EPS)
	3Q04	3Q03	YoY	2Q04		QoQ
	Amount*	Amount	Change %	Amount		Change %
Net sales	69,735	54,877	27.1	64,869		7.5

Gross profit	32,140	21,447	49.9	28,139		14.2

Income from operations	26,121	16,487	58.4	22,134		18.0

Income before tax	28,129	16,708	68.4	23,121		21.7

Net income	27,933	15,169	84.1	23,410		19.3

EPS(NT$)	1.20 **	0.65 ***	84.6	1.00	****	19.5

*	2004 third quarter figures have not been approved by Board of Directors

**	Based on 23,270 million weighted average outstanding shares

***	Based on 23,331 million weighted average outstanding shares

****	Based on 23,301 million weighted average outstanding shares

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Deputy Spokesperson:
Mr. J.H. Tzeng
PR Department Manager
Tel: 886-3-666-5028 (O) / 886-928-882-607 (Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com

For further information, please contact:
Mr. Richard Chung
PR Principal Specialist
Tel: 886-3-666-5038 (O) / 886-911-258-751 (Mobile)
Fax: 03-5670121
E-Mail: cychung@tsmc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 26, 2004	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer